SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF N. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY

SHAREHOLDERS’ MEETING

HELD ON APRIL 16, 2020

I. DATE, TIME AND PLACE: Upon first call, on April 16, 2020, at 2:00 p.m. São Paulo time, at Praça Comte. Linneu Gomes, s/n, Portaria 3, in the Meeting Room of the Board of Directors of GOL Linhas Aéreas Inteligentes S.A. (“Company”), CEP 04626-020, Jardim Aeroporto, in the city of São Paulo, State of São Paulo, Brazil.

II. PRIOR PUBLICATIONS: Call notice published under the terms of §1 of Article 124 of Law n. 6404, dated December 15, 1976 (“Corporations Act”), in the State of São Paulo Official Gazette on March 17, 18 and 19, 2020, on pages 89, 68 and 98, respectively, and in Valor Econômico newspaper on March 16, 17 and 18, 2020, on pages B9, B9 and B4, respectively.

III. ATTENDANCE: Shareholders representing the Company’s total voting capital stock attended the meeting, as per the signatures appearing in the Shareholders’ Attendance Register. Mr. Marcio Peppe, representing KPMG Auditores Independentes (“KPMG”), as external auditors of the Company, Mr. Constantino de Oliveira Junior and Mr. Paulo Sergio Kakinoff, members of the Company’s management, and Mr. Renato Chiodaro, member of the Company’s Fiscal Council, also attended the meeting.

IV. CHAIRMANSHIP OF THE MEETING: Constantino de Oliveira Junior – Chairman; Melissa Paula dos Santos Silva Sica – Secretary.

V. AGENDA: To pass resolutions on: (a) Annual General Meeting: (i) to examine, discuss and vote on management accounts, including the Company’s financial statements for the fiscal year ended December 31, 2019 (“Financial Statements”); (ii) to vote on the allocation of fiscal year 2019 profits; (iii) to vote on the number of members of the Company’s Board of Directors; (iv) to elect the members of the Company’s Board of Directors, according to the terms of the Company’s bylaws; (v) to set the annual overall management compensation for fiscal year 2020; and (vi) to deliberate on the request of the preferred shareholders present regarding the installation of the Company's Fiscal Council for fiscal year 2020; and (b) Extraordinary Meeting: (i) to amend Article 5, caput, of the Company’s bylaws, to reflect the Company's current capital stock, considering the capital increases approved by the Board of Directors, within the limit of the Company's authorized capital.

VI. RESOLUTIONS ADOPTED: The reading of votes cast remotely was waived, pursuant to paragraph 4 of art. 21-W of CVM Instruction n. 481/2009, and, following the necessary explanations and a detailed analysis of the agenda and the related documents, the following resolutions were passed:

a)  Annual General Meeting:

i.          upon presentation of the Financial Statements, the Independent Auditors’ Opinion and other documents referring to the Company’s fiscal year ended December 31, 2019, management accounts and the Financial Statements were approved by unanimous vote of shareholders with voting rights present (representing 2,863,682,150 votes and 23.00% economic participation), with the abstention of those legally impeded (representing 560 votes), as published in the February 29, 2020 issues of the State of São Paulo Official Gazette and Valor Econômico newspaper;

ii.         whereas the Company incurred losses in the fiscal year ended December 31, 2019, no dividends shall be distributed to shareholders;

iii.       by unanimous vote of shareholders with voting rights present (representing 2,863,682,710 votes and 23.00% economic participation), approval of the composition of the Board of Directors with nine members;

iv.       by unanimous vote of shareholders with voting rights present (representing 2,863,682,710 votes and 23.00% economic participation), approval of election of the following members to the Company’s Board of Directors, who will serve for a term of office of one year from the date hereof: (a) CONSTANTINO DE OLIVEIRA JUNIOR, Brazilian, married, businessman, bearer of Identity Card RG n. 929.100, issued by SSP/DF, and enrolled with the CPF/MF under n. 417.942.901-25 - appointed as Chairman of the Board of Directors; (b) JOAQUIM CONSTANTINO NETO, Brazilian, married, businessman, bearer of Identity Card RG n. 17.365.750-3, issued by SSP/SP, and enrolled with the CPF/MF under n. 084.864.028-40 - appointed as Vice-Chairman of the Board of Directors; (c) RICARDO CONSTANTINO, Brazilian, married, businessman, bearer of Identity Card RG n. 671.071, issued by SSP/DF, and enrolled with the CPF/MF under n. 546.988.806-10; (d) ANNA LUIZA SERWY CONSTANTINO, Brazilian, single, businesswomen, bearer of Identity Card RG n. 2.527.902, issued by SSP/RJ, and enrolled with the CPF/MF under n. 340.447.788-09; (e) ANDRÉ BÉLA JÁNSZKY, Brazilian, married, lawyer, bearer of Identity Card RG n. 38.409.140-4, issued by SSP/SP, and enrolled with the CPF/MF under n. 346.695.188-79; (f) ANTONIO KANDIR, Brazilian, divorced, engineer, bearer of Identity Card RG n. 4.866.700-6, issued by SSP/SP, and enrolled with the CPF/MF under n. 146.229.631-91; (g) FRANCIS JAMES LEAHY MEANEY, American, married, economist, bearer of National Register of Foreigners (RNE) n. V218988-N, and enrolled with the CPF/MF under n. 054.404.117-80; (h) GERMÁN PASQUALE QUIROGA VILARDO, Brazilian, legally separated, engineer, bearer of Identity Card RG n. 38.746.171-1, issued by SSP/SP, and enrolled with the CPF/MF under n. 009.943.227-71; (i) PHILIPP SCHIEMER, German, married, business administrator, bearer of National Register of Foreigners (RNE) n. V 113077-M; all of them with business address at Praça Comandante Linneu Gomes, s/n, Portaria 3, CEP 04626-020, Jardim Aeroporto, in the city of São Paulo, State of São Paulo, Brazil. The directors André Béla Jánszky, Antonio Kandir, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo and Philipp Schiemer are Independent Directors of the Company, under the terms of item 5.3 of the Corporate Governance Differentiated Practices Regulation - Level II of the B3 S.A. - Brasil, Bolsa, Balcão. The directors now elected declared, in accordance with the provisions in Article 37, item II, of Law n. 8934/94 and in Article 147, paragraphs 1 and 2, of the Corporations Act, not to have been charged for any crime provided for by law or included in the legal restrictions which would prevent them from exercising business activities. The instruments of investiture of the directors now elected, with the statements confirming that there are no legal restrictions on them to exercise business activities, were duly signed. There was no appointment of a member to the Board of Directors under the terms of Article 141 and its paragraphs of the Corporations Act. Additionally, there was no indication of members to the Board of Directors by holders of preferred shares in accordance with the provisions in Article 141 and paragraphs of the Corporations Act;

v.         by unanimous vote of shareholders with voting rights present (representing 2,863,682,150 votes and 23.00% economic participation), with the abstention of those legally impeded (representing 560 votes), the proposal for compensation for directors and executive officers of the Company for fiscal year 2020 was approved, in the amount up of R$ 21,921,670.62, as proposed by the Company’s management, to be distributed to the members of the Board of Directors and to the Company’s executive officers, pursuant to applicable law and the Company’s bylaws; and

vi.      at the request of the preferred shareholders present, representing 8,47% of the Company’s preferred shares and 6,52% of dividends participation, as defined in Art. 53(a) of the Company's bylaws, and pursuant to CVM Instruction n. 324 of January 19, 2000, combined with Article 5, paragraph 8, of the Company's bylaws, a Fiscal Council was installed for fiscal year 2020. The following individuals were elected by unanimous vote of shareholders with voting rights present (representing 2,863,682,150 votes), with abstention of the preferred shareholders, to compose the Company’s Fiscal Council for a term of office until the date of the Company’s next Annual General Shareholders’ Meeting to be held in 2021: (i) effective members: (i.a) Renato Chiodaro, Brazilian, married, lawyer, bearer of Identity Card RG n. 22.290.450-1, issued by SSP/SP, enrolled with the CPF/MF under n. 256.611.098-06; (i.b) Marcela de Paiva Bomfim Teixeira, Brazilian, married, administrator, bearer of Identity Card RG n. MG 11009076, issued by PC/MG, and enrolled with the CPF/MF under n. 012.640.496-84; and (i.c) Marcelo Amaral Moraes, Brazilian, divorced, economist, bearer of Identity Card RG 07178889-7, issued by IFP/RJ, and enrolled with the CPF/MF under n. 929390077-72; and (ii) alternate members: (ii.a) Carlos Roberto de Albuquerque Sá, Brazilian, divorced, economist, bearer of Identity Card n. 8842-02321952, issued by IFP/CRE-RJ, and enrolled with the CPF/MF under n. 212,107.217-91; (ii.b) Ricardo Scalzo, Brazilian, married, auditor, bearer of Identity Card RG 2,533,93, issued by IFP/RJ, and enrolled with the CPF/MF under n. 370.933.557-49; and (ii.c) Guilherme Pellegrini Mammana, Brazilian, business consultant, bearer of Identity Card RG n. 18.622.570, issued by SSP/SP, and enrolled with the CPF/MF under n. 155.824.198-10; all of them with business address at Praça Comandante Linneu Gomes, s/n, Portaria 3, CEP 04626-020, Jardim Aeroporto, in the city of São Paulo, State of São Paulo, Brazil.

The effective and alternate members of the Fiscal Council shall take office within 30 days from the date hereof, after signing the instruments of investiture, which shall be recorded in the Book of Minutes of Meetings of the Company's Fiscal Council. The members hereby declared, under the penalties of law, that they fulfill all the requirements set forth in Article 162 of the Corporations Act for their investiture as members of the Company's Fiscal Council.

Pursuant to Article 162, paragraph 3, of the Corporations Act, by unanimous vote of shareholders with voting rights present (representing 2,863,682,710 votes) and with abstention of the preferred shareholders, individual monthly compensation of the effective members of the Fiscal Council was approved and shall be equivalent to 10% of the average compensation attributed to each director of the Company, not including benefits, representation fees and profit sharing.

b)  Extraordinary Meeting:

i.          by unanimous vote of shareholders with voting rights present (representing 2,863,682,710 votes and 23.00% economic participation), the amendment to Article 5, caput, of the Company's bylaws was approved to reflect the Company’s current capital stock, as a result of the capital increases approved by the Board of Directors, within the limit of the Company's authorized capital, which shall henceforth be read as follows:

“ARTICLE 5 - The Capital Stock, fully subscribed and paid-up, is R3,163,795,859.16 (three billion, one hundred sixty-three million, seven hundred and ninety-five thousand, eight hundred fifty-nine reais and sixteen cents) represented by 3,137,364,724 (three billion, one hundred and thirty-seven million, three hundred and sixty-four thousand, seven hundred and twenty-four) shares, of which 2,863,682,710 (two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, seven hundred and ten) are common shares and 273,682,014 (two hundred and seventy-three million, six hundred and eighty-two thousand and fourteen) are preferred shares, all of them registered, with no face value."

VII. MINUTES, PUBLICATIONS AND CLARIFICATIONS: The minutes of this Annual General and Extraordinary Shareholders’ Meeting were authorized to be drawn-up in summary form, as set forth in §1 of Article 130 of the Corporations Act. Further, by unanimous vote of the shareholders present, the proposal for publication of these minutes by omitting the signatures of the shareholders was approved.

VIII. APPROVAL AND SIGNING OF THE MINUTES: The floor was offered to whoever might wish to use it and, as nobody did so, the meeting was adjourned for the time necessary to draw up these minutes. After the meeting was reopened, these minutes were read, checked and signed by the Chairman and Secretary of the meeting.

IX. SIGNATURES: Chairman: Constantino de Oliveira Junior. Secretary: Melissa Paula dos Santos Silva Sica. ATTENDING SHAREHOLDERS: FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES VOLLUTO MULTIESTRATÉGIA INVESTIMENTO NO EXTERIOR; MOBI FUNDO DE INVESTIMENTO EM ACOES; CONSTANTINO DE OLIVEIRA JUNIOR; HENRIQUE CONSTANTINO; JOAQUIM CONSTANTINO NETO; RICARDO CONSTANTINO and ANTONIO KANDIR. This presents a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, April 16, 2020.

Chairmanship of the Meeting:

_________________________________	__________________________________
Constantino de Oliveira Junior Chairman	Melissa Paula dos Santos Silva Sica Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.